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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                      ------------------------------------
                                 SCHEDULE 13E-3

                                 (RULE 13e-100)

           TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE SECURITIES
                 EXCHANGE ACT OF 1934 AND RULE 13E-3 THEREUNDER

           RULE 13-E TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                               (Amendment No. 1)


                                  BUFFETS, INC.
           -----------------------------------------------------------
                              (Name of the Issuer)

                                  BUFFETS, INC.
                                 KERRY A. KRAMP
                                  ROE H. HATLEN
           -----------------------------------------------------------
                    (Name of the Person(s) Filing Statement)

                     Common Stock, Par Value $.01 Per Share
           -----------------------------------------------------------
                         (Title of Class of Securities)

                                   119882 10 8
           -----------------------------------------------------------
                      (CUSIP Number of Class of Securities)

               KERRY A. KRAMP                  DOUGLAS P. LONG, ESQ.
               President and                   Faegre & Benson, LLP
               Chief Executive Officer         90 South Seventh Street
               Buffets, Inc.                   2200 Wells Fargo Center
               1460 Buffet Way                 Minneapolis, Minnesota 55402
               Eagan, Minnesota 55121          (612) 336-3288
               (651) 994-8608
           -----------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)

     This statement is filed in connection with (check the appropriate box):

a. [X] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b. [ ] The filing of a registration statement under the Securities Act of 1933.
c.   [ ] A tender offer.
d.   [ ] None of the above.

     Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies. [X]
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     Check the following box if the filing is a final amendment reporting the results of the transaction. [ ]

                            CALCULATION OF FILING FEE
  ---------------------------------------------------------------------------

      Transaction Valuation*                       Amount Of Filing Fee**
           $593,645,680                                   $118,730


         *For purposes of calculating the filing fee only. Determined by (1) multiplying 41,599,223 shares of common stock, par value $.01 per share, of Buffets, Inc. by $13.85 per share, and (2) adding thereto $17,496,442 anticipated to be paid to persons holding options to acquire shares of common stock in connection with the cancellation of such options (assuming an aggregate of 4,928,575 options are cancelled in exchange for cash in the transaction).

         **The amount of the filing fee calculated in accordance with Exchange Act Rule 0-11 equals 1/50th of 1% of the value of the securities proposed to be acquired.

         [X] Check box if any part of the fee is offset as provided by Exchange Act Rule 0-1l(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.


         Amount Previously Paid:            $118,730
         Form or Registration No.:          Schedule 14(a)
         Filing Party:                      Buffets, Inc.
         Date Filed:                        July 3, 2000



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                                  INTRODUCTION

         This Rule 13e-3 Transaction Statement on Schedule 13E-3 (this "Schedule 13E-3") is being filed by Buffets, Inc., a Minnesota corporation ("Buffets"), the issuer of the equity securities that are the subject of the Rule 13e-3 transaction, Kerry A. Kramp, Buffets' President and Chief Executive Officer, and Roe H. Hatlen, Chairman of the Board of Buffets. Pursuant to an Agreement and Plan of Merger, dated as of June 4, 2000, Buffets Merger Corporation will merge into Buffets. Buffets Merger Corporation is a newly formed Minnesota corporation wholly owned by Buffets Holdings, Inc., a newly formed Delaware corporation whose shareholders are affiliates of Caxton-Iseman Capital, Inc.


         In the merger, each issued and outstanding share of Buffets common stock will be cancelled and automatically converted into the right to receive $13.85 in cash, without interest or any other payment thereon, with the following exceptions: shares of Buffets common stock owned by Buffets Holdings, Inc. or by any of Buffets' subsidiaries will be canceled; and shares held by dissenting shareholders will be subject to appraisal in accordance with Minnesota law. Under Minnesota law, shareholders are entitled to object to the merger and demand payment for their shares of Buffets common stock in an amount that a Minnesota court determines is the fair value of the shares. This amount may be higher than, the same as, or lower than $13.85 per share.



         Upon completion of the merger, and as provided in agreements between Buffets Holdings, Inc. and certain members of management of Buffets (the "Management Participants"), the Management Participants are expected to own approximately 16% of the outstanding common stock of Buffets Holdings, Inc. and 6.6% of the outstanding voting stock.



         Concurrently with the filing of this Schedule 13E-3, Buffets is filing an amended preliminary proxy statement pursuant to which the shareholders of Buffets will be given notice of the merger. The information set forth in the proxy statement, including all schedules, exhibits, appendices, and annexes thereto, is hereby expressly incorporated by reference to the extent set forth herein.


ITEM 1.           SUMMARY TERM SHEET.

The information contained in the sections entitled "SUMMARY TERM SHEET" and "QUESTIONS AND ANSWERS ABOUT THE MERGER" in the proxy statement is incorporated herein by reference.

ITEM 2.           SUBJECT COMPANY INFORMATION.

(a) Name and Address. The information contained in the section entitled "SUMMARY--Participants" in the proxy statement is incorporated herein by reference.

(b) Securities. The information contained in the section entitled "THE SPECIAL MEETING--Record Date and Voting" in the proxy statement is incorporated herein by reference.

(c) Trading Market and Price. The information contained in the section entitled "MARKETS AND MARKET PRICE" in the proxy statement is incorporated herein by reference.

(d) Dividends. The information contained in the section entitled "MARKETS AND MARKET PRICE" in the proxy statement is incorporated herein by reference.

(e)               Prior Public Offerings. None.


(f) Prior Stock Purchases. The information contained in the section entitled "COMMON STOCK PURCHASE INFORMATION" in the proxy statement is incorporated herein by reference.

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ITEM 3.           IDENTITY AND BACKGROUND OF THE FILING PERSONS.


(a),(c)           Name and Address; Business and Background of Natural Persons.
                  The information contained in the sections entitled "SUMMARY--The Participants," "PRINCIPAL SHAREHOLDERS AND STOCK OWNERSHIP OF MANAGEMENT AND OTHERS," and "DIRECTORS AND EXECUTIVE OFFICERS OF BUFFETS" in the proxy statement is incorporated herein by reference. During the last five years, to the best knowledge of Buffets, none of Buffets' current directors or executive officers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws. All current Buffets directors and executive officers, including Messrs. Kramp and Hatlen, are U.S. citizens. Buffets, one of the filing persons, is also the subject company.


(b) Business and Background of Entities. The information contained in the sections entitled "SUMMARY--The Participants" and "SPECIAL FACTORS--The Participants" in the proxy statement is incorporated herein by reference.

ITEM 4.           TERMS OF THE TRANSACTION.

(a)(1)            Tender Offers.  Not applicable.

(a)(2)(i) Transaction Description. The information contained in the sections entitled "QUESTIONS AND ANSWERS ABOUT THE MERGER," "SUMMARY," and "THE MERGER AGREEMENT" in the proxy statement is incorporated herein by reference.

(a)(2)(ii) Consideration. The information contained in the sections entitled "QUESTIONS AND ANSWERS ABOUT THE MERGER," "SUMMARY--The Merger," and "SPECIAL FACTORS--Merger Consideration" in the proxy statement is incorporated herein by reference.

(a)(2)(iii) Reasons for Transaction. The information contained in the sections entitled "SPECIAL FACTORS--Background of the Merger," "--Purpose and Reasons for the Merger; Recommendation of the Special Committee and the Board of Directors," and "--Messrs. Kramp and Hatlen's Purpose, Reasons, and Positions Regarding Fairness of the Merger" in the proxy statement is incorporated herein by reference.

(a)(2)(iv) Vote Required for Approval. The information contained in the section entitled "THE SPECIAL MEETING--Required Vote" in the proxy statement is incorporated herein by reference.

(a)(2)(v) Differences in the Rights of Security Holders. The information contained in the section entitled "SPECIAL FACTORS--Additional Interests of Buffets' Management" in the proxy statement is incorporated herein by reference.

(a)(2)(vi)        Accounting Treatment.  Not material.

(a)(2)(vii) Income Tax Consequences. The information contained in the section entitled "SPECIAL FACTORS--Material U.S. Federal Income Tax Consequences" in the proxy statement is incorporated herein by reference.

(c) Different Terms. The information contained in the section entitled "SPECIAL FACTORS--Additional Interests of Buffets' Management" in the proxy statement is incorporated herein by reference.

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(d)               Appraisal Rights. The information contained in the section entitled "DISSENTERS' RIGHTS" in the proxy statement is incorporated herein by reference.

(e) Provisions For Unaffiliated Security Holders. Buffets has made no provisions in connection with the merger to grant unaffiliated security holders access to the corporate files of Buffets or to obtain counsel or appraisal services at the expense of Buffets.

(f)               Eligibility for Listing or Trading.  Not applicable.

ITEM 5.           PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(a)               Transactions.  None.

(b),(c)           Significant Corporate Events; Negotiations or Contacts.
                  The information contained in the sections entitled "SPECIAL FACTORS--Background of the Merger" and "--Additional Interest of Buffets' Management" in the proxy statement is incorporated herein by reference.

(e) Agreements Involving the Subject Company's Securities. The information contained in the sections entitled "SUMMARY--The Participants--Management Participants," "SPECIAL
                  FACTORS--Background of the Merger," and "--Additional Interest of Buffets' Management" in the proxy statement is incorporated herein by reference.

ITEM 6.           PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(b) Use of Securities Acquired. The information contained in the sections entitled "SUMMARY," "SPECIAL FACTORS--Additional Interests of Buffets Management," and "--Consequences of the Merger; Plans for Buffets After the Merger" in the proxy statement is incorporated herein by reference.

(c) Plans. The information contained in the sections entitled "SUMMARY," "SPECIAL FACTORS--Additional Interests of Buffets' Management," and "--Consequences of the Merger; Plans for Buffets After the Merger" in the proxy statement is incorporated herein by reference.

ITEM 7.           PURPOSES, ALTERNATIVES, REASONS AND EFFECTS.

(a),(c) Purposes; Reasons. The information contained in the sections entitled "QUESTIONS AND ANSWERS ABOUT THE MERGER," "SPECIAL FACTORS--Background of the Merger," "--Purpose and Reasons for the Merger; Recommendations of the Special Committee and the Board of Directors," "--Messrs. Kramp and Hatlen's Purpose, Reasons, and Positions Regarding Fairness of the Merger," and "--Conduct of Buffets' Business if the Merger is Not Completed" in the proxy statement is incorporated herein by reference.

(b) Alternatives. The information contained in the sections entitled "SPECIAL FACTORS--Background of the Merger" and "--Conducts of Buffets' Business if the Merger is Not Completed" in the proxy statement is incorporated herein by reference.

(d) Effects. The information contained in the sections entitled "QUESTIONS AND ANSWERS ABOUT THE MERGER," "SUMMARY," "SPECIAL FACTORS--Purpose and Reasons for the Merger; Recommendations of the Special Committee and the Board of Directors," "--Additional Interests of Buffets' Management," "--Merger Financing," "--Estimated Fees and Expenses of the Merger," "--Material U.S. Federal Income Tax Consequences," "--Consequences of the Merger; Plans for Buffets After the

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                  Merger," "--Executive Officers and Directors of the Surviving
                  Corporation," and "THE MERGER AGREEMENT" in the proxy statement is incorporated herein by reference.

ITEM 8            FAIRNESS OF THE TRANSACTION.

(a),(b) Fairness; Factors Considered in Determining Fairness. The information contained in the sections entitled "QUESTIONS AND ANSWERS ABOUT THE MERGER," "SUMMARY," "SPECIAL FACTORS--Background of the Merger," "--Purpose and Reasons for the Merger; Recommendations of the Special Committee and the Board of Directors," "--Messrs. Kramp and Hatlen's Purpose, Reasons, and Positions Regarding Fairness of the Merger," and "--Opinion of Financial Adviser" in the proxy statement and Appendix B, "Opinion of U.S. Bancorp Piper Jaffray, Inc." is incorporated herein by reference.

(c) Approval of Security Holders. The information contained in the section entitled "SPECIAL FACTORS--Purpose and Reasons for the Merger; Recommendations of the Special Committee and the Board of Directors," "THE SPECIAL MEETING--Required Vote," and "--Messrs. Kramp and Hatlen's Purpose, Reasons, and Position Regarding Fairness of the Merger" in the proxy statement is incorporated herein by reference.

(d) Unaffiliated Representative. The information contained in the sections entitled "SPECIAL FACTORS--Purpose and Reasons for the Merger; Recommendations of the Special Committee and the Board of Directors" and "--Messrs. Kramp and Hatlen's Purpose, Reasons, and Position Regarding Fairness of the Merger" in the proxy statement is incorporated herein by reference.

(e) Approval of Directors. The information contained in the section entitled "SPECIAL FACTORS--Purpose and Reasons for the Merger; Recommendations of the Special Committee and the Board of Directors" and "--Background of the Merger" in the proxy statement is incorporated herein by reference.

(f) Other Offers. The information contained in the section entitled "THE MERGER--Background of the Merger" and "--Purpose and Reasons for the Merger; Recommendations of the Special Committee and the Board of Directors" in the proxy statement is incorporated herein by reference.

ITEM 9.           REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS.

(a)-(c) Report, Opinion, or Appraisal; Preparer and Summary of the Report; Availability of Documents. The information contained in the section entitled "SPECIAL FACTORS--Background of the Merger," "--Purpose and Reasons for the Merger; Recommendations of the Special Committee and the Board of Directors," "--Opinion of Financial Adviser," and "WHERE YOU CAN FIND MORE INFORMATION" in the proxy statement and Appendix B, "Opinion of U.S. Bancorp Piper Jaffray, Inc." is incorporated herein by reference.

ITEM 10.          SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION.

(a),(b),(d) Source of Funds; Conditions; Borrowed Funds. The information contained in the section entitled "SPECIAL FACTORS--Merger Financing" in the proxy statement is incorporated herein by reference.

(c) Expenses. The information contained in the section entitled "SPECIAL FACTORS--Estimated Fees and Expenses of the Merger" in the proxy statement is incorporated herein by reference.

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ITEM 11.          INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

(a) Securities Ownership. The information contained in the section entitled "PRINCIPAL SHAREHOLDERS AND STOCK OWNERSHIP OF MANAGEMENT AND OTHERS" in the proxy statement is incorporated herein by reference.

(b) Securities Transactions. The information contained in the section entitled "COMMON STOCK PURCHASE INFORMATION--Recent Transactions" in the proxy statement is incorporated herein by reference.

ITEM 12.          THE SOLICITATION OR RECOMMENDATION.

(d) Intent to Tender or Vote in a Going-Private Transaction. The information contained in the sections entitled "SUMMARY" and "THE SPECIAL MEETING--Required Vote" in the proxy statement is incorporated herein by reference.

(e) Recommendations to Others. The information contained in the sections entitled "SUMMARY" and "SPECIAL FACTORS--Purpose and Reason for the Merger; Recommendations of the Special Committee and the Board of Directors" in the proxy statement is incorporated herein by reference.

ITEM 13.          FINANCIAL STATEMENTS.

(a) Financial Information. The information contained in the section entitled "BUFFETS' SELECTED HISTORICAL FINANCIAL DATA" in the proxy statement is incorporated herein by reference.

(b) Pro Forma Information. The information contained in the section entitled "BUFFETS' SELECTED HISTORICAL FINANCIAL DATA" in the proxy statement is incorporated herein by reference.

ITEM 14.          PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

(a),(b) Solicitations or Recommendations; Employees and Corporate Assets. The information contained in the sections entitled "QUESTIONS AND ANSWERS ABOUT THE MERGER," "SPECIAL FACTORS--Background of the Merger," "--Estimated Fees and Expenses of the Merger," and "THE SPECIAL MEETING--Expenses of Proxy Solicitation" in the proxy statement is incorporated herein by reference.

ITEM 15.          ADDITIONAL INFORMATION.

(b)               Other Material Information.  None.

ITEM 16.          EXHIBITS.


(a) Preliminary proxy statement on Schedule 14A filed with the Securities and Exchange Commission on August 22, 2000 (incorporated herein by reference to the proxy statement).



(b)(1) Commitment letter from Credit Suisse First Boston to Caxton-Iseman Capital, Inc. dated June 2, 2000.



(b)(2) Commitment letter from Lehman Brothers Inc. and FleetBoston Robertson Stephens Inc. to Caxton-Iseman Capital, Inc. dated June 2, 2000.



(b)(3) Commitment letter from Corporate Property Associates 14 Incorporated to Caxton-Iseman Capital, Inc. dated June 3, 2000.


(c)               Opinion of U.S. Bancorp Piper Jaffray
                  Inc. dated June 4, 2000 (incorporated herein by reference to Appendix B to the proxy statement).

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(d)               Agreement and Plan of Merger, dated as of June 4, 2000, by and among Buffets, Inc., Buffets Holdings, Inc., and Buffets
                  Merger Corporation (formerly Big Boy Merger Corporation) (incorporated herein by reference to Appendix A to the proxy statement).

(f) Sections 302A.471 and 302A.473 of the Minnesota Business Corporation Act (incorporated herein by reference to Appendix C to the proxy statement).

(g)               Not applicable.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING INFORMATION


         This Schedule 13E-3 includes and incorporates by reference statements that are not historical facts. These forward-looking statements are based on our current estimates and assumptions and, as such, involve uncertainty and risk. Forward-looking statements include the information concerning our possible or assumed future results of operations and also include those preceded or followed by the words "anticipates," "believes," "estimates," "expects," "should," "could," "targets" and "may" or similar expressions.


         The forward-looking statements are not guarantees of future performance, and actual results may differ materially from those contemplated by such forward-looking statements. In addition to the factors discussed elsewhere in the proxy statement, including those discussed in "Special Factors--Background of the Merger," other factors that could cause actual results to differ materially include changes in the cost of food and labor, weather conditions, health and regulatory developments and general economic conditions. In addition, the ability of Buffets to open new restaurants depends on a number of factors, including its ability to find suitable locations and negotiate acceptable leases and land purchases, its ability to attract and retain qualified restaurant managers and the availability of capital. These and other factors are discussed in the documents that we incorporate by reference into the proxy statement.

         Except to the extent required under the federal securities laws, we do not intend to update or revise the forward-looking statements to reflect circumstances arising after the date of the preparation of the forward-looking statements.

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                                    SIGNATURE

         After due inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


Dated:  August 21, 2000


                             BUFFETS, INC.


                             By   /s/ Kerry A. Kramp
                                  ----------------------------------------------
                             Name:  Kerry A. Kramp
                             Title: President and Chief Executive Officer



                             /s/ Kerry A. Kramp
                             ---------------------------------------------------
                             Kerry A. Kramp



                             /s/ Roe H. Hatlen
                             ---------------------------------------------------
                             Roe H. Hatlen


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                                  EXHIBIT INDEX


Exhibit
Number                               Description


(a) Preliminary proxy statement on Schedule 14A filed with the Securities and Exchange Commission on August 22, 2000 (incorporated herein by reference to the proxy statement).



(b)(1) Commitment letter from Credit Suisse First Boston to Caxton-Iseman Capital, Inc. dated June 2, 2000.



(b)(2) Commitment letter from Lehman Brothers Inc. and FleetBoston Robertson Stephens Inc. to Caxton-Iseman Capital, Inc. dated June 2, 2000.



(b)(3) Commitment letter from Corporate Property Associates 14 Incorporated to Caxton-Iseman Capital, Inc. dated June 3, 2000.



(c) Opinion of U.S. Bancorp Piper Jaffray Inc. dated June 4, 2000 (incorporated herein by reference to Appendix B to the proxy statement).


(d) Agreement and Plan of Merger, dated as of June 4, 2000, by and among Buffets, Inc., Buffets Holdings, Inc., and Buffets Merger Corporation (formerly Big Boy Merger Corporation) (incorporated herein by reference to Appendix A to the proxy statement.

(f) Sections 302A.471 and 302A.473 of the Minnesota Business Corporation Act (incorporated herein by reference to Appendix C to the proxy statement).

(g)               Not applicable.


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